Exhibit 12

SBC COMMUNICATIONS INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

2003	2002	2001	2000	1999
Income Before Income Taxes, Extraordinary Item and Cumulative Effect of Accounting Changes*	$7,936	$8,871	$10,195	$12,095	$10,382
Add: Interest Expense	1,241	1,382	1,599	1,592	1,430
Dividends on Preferred Securities	9	10	57	118	118
1/3 Rental Expense	140	195	266	252	236
Adjusted Earnings	$9,326	$10,458	$12,117	$14,057	$12,166

Total Interest Charges	$1,278	$1,440	$1,718	$1,693	$1,511
Dividends on Preferred Securities	9	10	57	118	118
1/3 Rental Expense	140	195	266	252	236
Adjusted Fixed Charges	$1,427	$1,645	$2,041	$2,063	$1,865

Ratio of Earnings to Fixed Charges	6.54	6.36	5.94	6.81	6.52

*Undistributed earnings on investments accounted for under the equity method have been excluded. The results for 2001 include a loss of $28 which was reclassified from an extraordinary loss to an ordinary loss, related to the January 1, 2003 adoption of Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” (FAS 145). FAS 145 rescinded FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30”.